Exhibit 4.40

GLOBAL SHIP LEASE, INC.

Board Observer Agreement

and

Amendment to Engagement Letter and Underwriting Agreement

November 12, 2019

This Board Observer Agreement (this “Agreement”) is entered into by and between Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”) and B. Riley FBR, Inc., a Delaware corporation (“B. Riley FBR”) and B. Riley Financial, Inc., a Delaware corporation (the “Shareholder”). The Company, B. Riley FBR, and the Shareholder are referred to collectively herein as the “Parties” or, individually, as a “Party.”

RECITALS

WHEREAS, pursuant to the terms and conditions of that certain Engagement Letter, dated August 29, 2019, by and between the Company and B. Riley FBR (the “Engagement Letter”), and that certain Underwriting Agreement, dated September 26, 2019, by and between the Company and B. Riley FBR (the “Underwriting Agreement”), the Company agreed, among other things, to expand the size of its Board of Directors (the “Board”) by one member and nominate and appoint one individual selected by B. Riley FBR as a director of the Board to fill the vacancy created thereby, subject to certain conditions contained therein (the “Director Appointment Right”).

WHEREAS, the Parties desire to amend the provisions in the Engagement Letter and the Underwriting Agreement to remove the Director Appointment Right, and in lieu thereof, provide the Shareholder with the right to designate and appoint one observer to the Board as provided herein.

WHEREAS, pursuant to Sections 9(a) and 15(e) of the Engagement Letter and the Underwriting Agreement, respectively, the amendments contemplated by the Parties must be contained in a written agreement signed by each Party.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

AGREEMENT

1.                  Observer Rights.

a.                   Subject to the terms and conditions of this Agreement, the Company grants to the Shareholder the right to designate and appoint one representative (the “Observer”) who is reasonably satisfactory to the Board, to attend all meetings (including telephonic or videoconference meetings of the Board and any Committees) of (i) the Board and (ii) all committees of the Board (the “Committees”) to the extent that all non-Committee members of the Board are not excluded from such Committee meetings, in a non-voting, observer capacity. Except as otherwise set forth herein, the Observer may participate fully in discussions of all matters brought to the Board or Committee, as the case may be, for consideration and provide input and advice with respect thereto (the “Approved Purposes”), but in no event shall the Observer (i) be deemed to be a member of the Board or any Committee; (ii) without limitation of the obligations expressly set forth in this Agreement, have or be deemed to have, or otherwise be subject to, any duties (fiduciary or otherwise) to the Company or its stockholders; or (iii) have the right to propose or offer any motions or resolutions to the Board or any Committee or to vote upon any motions or resolutions duly brought before the Board or any Committee. The presence of the Observer shall not be required or counted for purposes of establishing a quorum at any meeting of the Board or Committee.

b.                  The Company shall provide to the Observer copies of all notices, minutes, consents and other materials that it provides to Board members (collectively, “Board Materials”), including any draft versions, proposed written consents, and exhibits and annexes to any such materials, at the same time and in the same manner as such information is delivered to the Board members.

c.                   Notwithstanding anything herein to the contrary, the Company may exclude the Observer from access to any Board Materials or any Board meeting (or portion thereof) if the Board determines, acting in good faith, that (i) such exclusion is necessary to preserve the attorney-client or work product privilege between the Company (and/or its affiliates and/or its subsidiaries) and its counsel (provided, however, that any such exclusion shall only apply to such portion of such material or meeting which would be required to preserve such privilege); (ii) such exclusion is necessary to comply with applicable laws, regulations, or any agreement to which the Company (and/or its affiliates and/or its subsidiaries) is a party or is otherwise bound; or (iii) such Board Materials or discussion relates to the relationship, contractual or otherwise, between the Company (and/or its affiliates and/or its subsidiaries), on one hand, and the Shareholder and/or the Observer, on the other hand, or their respective affiliates (a “Conflict of Interest”). In addition, if the Observer has knowledge of a Conflict of Interest, or reasonably believes that a Conflict of Interest may exist, the Observer shall disclose such Conflict of Interest to the Board.

d.                  The Parties agree that neither the Company nor its affiliates nor any member of the Board or Committee shall be entitled to rely on any statements or views expressed by the Observer in any Board or Committee meeting. The Parties further agree that all Confidential Information (as defined below) is provided to the Observer “AS IS” and the Company does not make, and expressly disclaims, any representation or warranty as to the accuracy or completeness thereof. Without limiting the foregoing, the Company shall have no liability to the Observer, the Shareholder or their respective affiliates or Representatives (as defined below) resulting from any use or reliance on any Confidential Information.

2.                  Confidential Information.

a.                   The Shareholder agrees to treat (and agrees to cause and ensure that each Shareholder Party (as defined below), the Observer, and each of their respective Representatives treat) all Confidential Information (as defined below) as strictly confidential and not to disclose any such Confidential Information except as permitted in accordance with the terms and conditions set out in this Section 2.

b.                  As used in this Agreement, “Confidential Information” means any and all information or data concerning the Company (including its affiliates and subsidiaries), whether in verbal, visual, written, electronic or other form, which is disclosed to the Shareholder or the Observer by the Company or any Representative of the Company (including all Board Materials that are non-public information) or learned by the Shareholder or the Observer in connection with the rights provided hereunder, together with all information discerned from, based on or relating to any of the foregoing which may be prepared or created by the Shareholder or any of its affiliates (each, a “Shareholder Party”), the Observer, or any of their respective Representatives (as defined below); provided, however, that “Confidential Information” shall not include information that: (i) is or becomes generally available to the public other than as a result of disclosure of such information by a Shareholder Party, the Observer, or any of their respective Representatives; (ii) is independently developed by a Shareholder Party, the Observer, or any of their respective Representatives without use of Confidential Information; (iii) becomes available to the recipient of such information at any time on a non-confidential basis from a third party that is not, to the recipient’s knowledge, prohibited from disclosing such information to a Shareholder Party, the Observer, or any of their respective Representatives by any contractual, legal or fiduciary obligation to the Company; or (iv) was known by a Shareholder Party or the Observer prior to receipt of such Confidential Information. The term “Representative” shall mean, as to any person, such person’s directors, officers, members, managers, employees, agents or professional advisors.

c.                   The Shareholder agrees to (and agrees to cause to and ensure that each Shareholder Party, the Observer, and their respective Representatives) (a) retain all Confidential Information in confidence; (b) not release or disclose Confidential Information in any manner to any other person (other than disclosures to a Shareholder Party or to any of its Representatives who (i) have a need to know such information; (ii) are informed of its confidential nature; and (iii) agree to keep such information confidential); and (c) use the Confidential Information solely in connection with (i) the Shareholder’s and the Observer’s rights hereunder; or (ii) monitoring, reviewing and analyzing the Shareholder’s investment in the Company; provided, however, that the foregoing shall not apply to the extent a Shareholder Party or any of its Representatives or the Observer is compelled to disclose Confidential Information by judicial, regulatory or administrative process, pursuant to the advice of its counsel, or by requirements of law; provided, further, however, that, if legally permissible, the disclosing party shall use commercially reasonable efforts to notify the Company so that the Company may take action, at its expense, to prevent such disclosure and any such disclosure is limited only to that portion of the Confidential Information which such person is compelled to disclose.

d.                  The Shareholder agrees to be responsible for enforcing the terms of this Agreement and maintaining the confidentiality of the Confidential Information as to the Shareholder Parties, the Observer, and their respective Representatives and to take such action, legal or otherwise, to the extent necessary to cause compliance with the terms and conditions of this Agreement and thereby prevent disclosure of the Confidential Information by the Shareholder Parties, the Observer or their respective Representatives (including, without limitation, actions that the Shareholder would take to protect its own trade secrets and/or confidential information, as applicable). The Shareholder acknowledges and agrees that it shall be responsible and liable to the Company for any breach of the terms of this Agreement caused by any Shareholder Party, the Observer, or their respective Representatives as if it were its own, and the Company shall retain all rights under applicable laws to seek remedies against the Shareholder for any such breach by a Shareholder Party, the Observer and any of their respective Representatives, except in cases where the Company has the right to enforce such breach under separate confidentiality agreement with such Shareholder Party, the Observer or Representatives, as applicable. The Shareholder hereby agrees to notify the Company in writing of any misuse, misappropriation or unauthorized disclosure of the Confidential Information by any Shareholder Party, the Observer, or their respective Representatives in violation hereof promptly upon the same coming to its attention.

e.                   The Shareholder agrees that, upon the request of the Company following a Termination (as defined below), it will (and will cause the Observer, its affiliates and its and their Representatives to) promptly (i) return or destroy, at the Company’s option, all physical materials containing or consisting of Confidential Information and all hard copies thereof in their possession or control; and (ii) destroy all electronically stored Confidential Information in their possession or control, provided, however, that each of the Shareholder, its affiliates and its and their Representatives may retain any electronic or written copies of Confidential Information as may be (A) stored on its electronic records or storage system resulting from automated back-up systems; or (B) required by law, other regulatory requirements, or internal document retention policies; provided, further, however, that any such retained Confidential Information shall remain subject to this Section 2.

f.                   [reserved].

3.                  Compliance with Securities Laws. The Shareholder agrees that the Confidential Information is given to the Observer in confidence in accordance with the terms of this Agreement, and the Shareholder will not take any action relating to the securities of the Company and any of its investments therein that would constitute insider trading, market manipulation, or any other violation of applicable securities laws. The Shareholder acknowledges that it has received a copy of the Company’s Insider Trading Policy (the “Policy”). The Shareholder hereby agrees to comply with the terms and conditions of the Policy with respect to any transaction in Company securities.

4.                  Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted and confirmed by any standard form of telecommunication. Notices to B. Riley FBR shall be given to B. Riley FBR, Inc. 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025, Attention: General Counsel. Notices to the Shareholder shall be given to B. Riley Financial, Inc., 21255 Burbank Boulevard, Suite 400, Woodland Hills, CA 91367, Attention: General Counsel. Notices to the Company shall be given to Ian J. Webber, Chief Executive Officer, Global Ship Lease, Inc., 25 Wilton Road, London SW1V 1LW, United Kingdom with a copy to ian.webber@globalshiplease.com.

5.                  Governing Law; Venue. This Agreement and any claim, controversy or dispute arising under or related to this Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed in such state. Each party hereby (i) irrevocably and unconditionally consents to the personal jurisdiction and venue of the courts located in the City and County of New York, Borough of Manhattan; (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction motion or other request for leave from any such court; (iii) agrees that it shall not bring any action relating to this Agreement or otherwise in any court other than the courts located in the City and County of New York, Borough of Manhattan; and (iv) irrevocably waives the right to trial by jury.

6.                  Termination.

a.	Subject to paragraph (c) below, this Agreement shall terminate and be of no further force and effect (“Termination”) immediately upon the failure of the Shareholder and/or its affiliates to beneficially own an aggregate of 5% or more of the Company’s outstanding voting power (the “Termination Event”); provided, that Section 2, Section 3 and Section 5 shall survive any such termination or expiration; provided, further, that, notwithstanding anything herein to the contrary, the Shareholder’s obligations pursuant to Section 2 shall terminate on the second annual anniversary following Termination and the Shareholder’s obligations pursuant to Section 3 shall continue for so long as the Shareholder is in possession of material, non-public information as a result of its rights under this Agreement.

b.	Notwithstanding paragraph (a) above, as soon as practicable, but in any event no later than three (3) business days after the occurrence of the Termination Event of which the Shareholder becomes aware, the Shareholder shall provide notice to the Company that the Termination Event has occurred and that this Agreement has been terminated.

c.	In the event that the Company becomes aware that the Termination Event has occurred prior to receiving notice from the Shareholder as required by paragraph (b) above, the Company shall provide notice to the Shareholder that it believes that the Termination Event has occurred (the “Company Notice”), and upon the Shareholder’s written confirmation to the Company (such confirmation not to be unreasonably withheld or delayed, but in any event, shall be provided within three (3) business days of receiving the Company Notice) that the Termination Event has occurred, this Agreement shall be deemed terminated in accordance with paragraph (a) above.

d.	Effective upon Termination, (i) the Observer shall no longer be entitled to exercise any rights afforded to the Observer under Section 1 of the Agreement and (ii) the Observer appointment shall be terminated.

7.                  Amendment to the Engagement Letter. Section 1(d) of the Engagement Letter is hereby amended and restated in its entirety as follows:

“(d) [Reserved]”

8.                  Amendment to the Underwriting Agreement. Section 2(f) of the Underwriting Agreement is hereby amended and restated in its entirety as follows:

“(f) [Reserved].”

9.                  Liability. The Shareholder acknowledges and agrees that with respect to the actions and transactions contemplated hereunder (i) the Shareholder is directly responsible for the Observer and his or her actions, (ii) the Observer is an agent of, and is acting on behalf of, the Shareholder, (iii) all actions of the Observer are attributable to the Shareholder as direct actions of the Shareholder, and (iv) the Shareholder shall be liable, and agrees to be liable, for any actions taken by the Observer that result in a violation of the terms of the Agreement as if such actions were taken directly by the Shareholder, whether or not such Observer is affiliated with the Shareholder at the time of such breach of this Agreement.

10.              Miscellaneous.

a.                   Expenses. The Company agrees to reimburse the Shareholder promptly for reasonable out-of-pocket expenses incurred in connection with the Observer’s attendance at Board and Committee meetings; provided, however, that all reimbursements payable by the Company pursuant to this Section 10(a) shall be payable in accordance with and subject to the Company’s policies and practices with respect to director expense reimbursement then in effect.

b.                  Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision. Solely to the extent that any provision or restriction contained in this Agreement is found by a court to be unreasonable or unenforceable, then such court may amend or modify any such provision or restriction so it can be enforced to the fullest extent permitted by law.

c.                   Headings and eSignature. The section headings in this Agreement have been inserted as a matter of convenience of reference and are not a part of this Agreement. This Agreement may be executed by electronic signature in any number of counterparts, each of which together shall constitute one and the same instrument.

d.                  No Waivers. Any waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a Party to insist on strict adherence to any term of this Agreement on one or more occasions shall not be construed as a waiver or deprive such Party of the right to thereafter insist on strict adherence to that term or any other term of this Agreement.

e.                   Entire Agreement; No Assignment. This Agreement constitutes the entire agreement and understanding of the Parties, and supersedes any and all previous agreements and understandings, whether oral or written, between the Parties regarding the matters set out in this Agreement. No provision of this Agreement may be amended, modified or waived, except in a writing signed by the Parties hereto. This Agreement and the rights described herein may not be assigned by the Shareholder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GLOBAL SHIP LEASE, INC.
By:	/s/ Ian J. Webber
Name:	Ian J. Webber
Title:	Chief Executive Officer

B. RILEY FBR, INC.
By:	/s/ Patrice McNicoll
Name:	Patrice McNicoll
Title:	Co-Head of Investment Banking

B. RILEY FINANCIAL, INC.
By:	/s/ Daniel Shribman
Name:	Daniel Shribman
Title:	Chief Investment Officer

[Signature Page to Board Observer Agreement]